BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

RECEIVED
2006 NOV -7 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

06018271

Nov 01, 2006

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Nov 01, 2006, the following messages.

- Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2006

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yukimitsu Ushio
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

11/8

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2006

Tokyo (November 1, 2006) - Bridgestone Corporation (the "Company") today announced its unaudited consolidated business and financial results for the period January 1 to September 30, 2006, the first three quarters of the present fiscal year (January 1 to December 31, 2006). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 446 consolidated subsidiaries and 191 equity method affiliates at September 30, 2006.

Here is a summary of the Companies' first three quarters results in 2006 and management's projections for the Companies' sales and earnings performance for the full year of fiscal year 2006. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥117.90, the exchange rate on September 30.

I. Summary of Business and Financial Performance

A. Sales and earnings

	FY06 January - September	FY05 January - September	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	2,163.0	1,920.8	242.1	13
Operating income	123.7	153.4	(29.6)	(19)
Ordinary income	102.7	144.7	(42.0)	(29)
Net income	50.0	159.3	(109.3)	(69)

A defining trend of the business environment in the first three quarters (January 1 to September 30, 2006) was continued global upward movement in the cost of crude oil and other

raw materials. The Japanese economy continued to recover as a result of improving corporate earnings and increases in capital spending and personal consumption. In the United States, personal consumption and capital spending showed an overall increase during the 9 month period, while the economy appears to be slowing and there are concerns about the economy's future direction based on such indicators as a decrease in housing construction. Economic recovery proceeded in Europe, supported by domestic demand. Strong economic growth continued in China while other Asian economies expanded steadily.

Amid such a business environment, the Companies continued to execute initiatives worldwide expanding sales of high-value-added products and launching appealing new products. Additionally, the Companies continued group-wide efforts to increase production capacity in strategic product lines, enhance productivity and make the most of their strengths in research and technology.

As a result, net sales in the first three quarters increased 13% over the same period of the previous year, to ¥2,163.0 billion [$18.3 billion], while operating income decreased 19%, to ¥123.7 billion [$1,049 million] due in part to the significant impact of high prices for natural rubber and other raw materials. Ordinary income decreased 29%, to ¥102.7 billion [$871 million], and net income decreased 69%, to ¥50.0 billion [$424 million].

The Companies accrued pretax ¥17.8 billion [$151 million] as an extraordinary loss during the first three quarters of the current fiscal year in connection with the announced closure of two tire plants in the Americas. Further, results for the first three quarters of 2005 included an extraordinary gain of ¥81.7 billion [$693 million] arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan, an extraordinary loss of ¥28.9 billion [$245 million] due mainly to a payment made in connection with a settlement agreement between Ford Motor Company and Bridgestone Firestone North American Tire, LLC and tax gains of ¥40.1 billion [$340 million] in line with the recognition of deferred tax assets through reversal of a valuation allowance.

B. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY06 January - September	FY05 January - September	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	1,723.0	1,528.8	194.1	13
	Operating income	85.8	117.8	(32.0)	(27)
Diversified Products	Sales	462.2	413.9	48.3	12
	Operating income	37.9	35.4	2.4	7
Consolidated Results	Sales	2,163.0	1,920.8	242.1	13
	Operating income	123.7	153.4	(29.6)	(19)

In the tire segment, the Companies' sales in the first three quarters increased 13% over the prior year's first three quarters, to ¥1,723.0 billion [$14.6 billion], while operating income declined 27%, to ¥85.8 billion [$728 million], due in part to the significant impact of high raw material costs. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide and improving product mix through increased sales of high-value-added products. Elsewhere, the Companies improved and expanded strategic production sites around the world.

In the diversified products segment, the Companies' operating income in the first three quarters increased 7% over the prior year's first three quarters, to ¥37.9 billion [$321 million], on an increase of 12% in sales, to ¥462.2 billion [$3.9 billion]. Business was especially strong in automotive components and in the commercial building materials operations in the United States.

b. By geographical segment

		FY06 January - September	FY05 January - September	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	880.0	814.5	65.5	8
	Operating income	71.2	82.7	(11.4)	(14)
The Americas	Sales	989.3	838.5	150.7	18
	Operating income	28.3	41.0	(12.6)	(31)
Europe	Sales	304.5	270.6	33.9	13
	Operating income	11.3	14.4	(3.1)	(21)
Other	Sales*	324.4	269.9	54.5	20
	Operating income	16.3	16.3	-	-
Consolidated Results	Sales	2,163.0	1,920.8	242.1	13
	Operating income	123.7	153.4	(29.6)	(19)

*Note: In line with a change in the contractual relationship of certain inter-segment transactions in the first three quarters in other regions, sales amounts for the prior year's first three quarters have been restated for the purpose of comparison.

Sales in Japan increased 8%, to ¥880.0 billion [$7.5 billion], while operating income decreased 14%, to ¥71.2 billion [$604 million], due in part to the significant impact of high raw material costs. Unit sales of tires in the domestic market exceeded the prior year's first three quarters. Unit exports of truck and bus tires were also strong, while unit exports of passenger car and light truck tires decreased. This is partly the result of capacity expansions in overseas plants intended to help supply global market segments. Performance in diversified products exceeded the prior year's first three quarters due to steady growth mainly in automotive components.

In the Americas, the Companies' sales in the first three quarters increased 18%, to ¥989.3 billion [$8.4 billion] due in part to the exchange gain on the weaker Japanese Yen and higher sales due to better brand and product mix and higher selling prices. Operating income decreased 31%, to ¥28.3 billion [$240 million], despite efforts to address the impact of increasing raw material costs. In North America, unit sales of passenger car and light truck tires declined in both the original equipment and replacement sectors due to an industry-wide

decrease in demand. Unit sales of truck and bus tires increased in both the original equipment and replacement sectors, led by "pre-buy" activities as a result of new 2007 environmental regulations (engine emission requirements). Sales also improved in the diversified and Latin American operations over the prior year's first three quarters.

Sales in Europe increased 13%, to ¥304.5 billion [$2.6 billion] due in part to the exchange gain on the weaker Japanese Yen, while operating income decreased 21%, to ¥11.3 billion [$96 million], due mostly to the significant negative impact of rising raw material costs. Unit sales of passenger car and light truck tires increased in both the original equipment and replacement sectors. Unit sales of truck and bus tires were also strong.

In other regions, sales grew 20%, to ¥324.4 billion [$2.8 billion], spurred by vigorous marketing efforts as well as the exchange gain on the weaker Japanese Yen. Operating income remained on a par with the prior year's first three quarters to ¥16.3 billion [$138 million] due in part to the significant increase in raw material costs.

C. Cash Flow

		FY06 January - September	FY05 January - September	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		64.1	89.2	(25.0)
Net cash used in investing activities		(190.7)	(155.5)	(35.2)
Net cash provided by financing activities		107.4	7.8	99.6
Effect of exchange rates on cash and cash equivalents		4.6	4.0	0.5
Net decrease in cash and cash equivalents		(14.4)	(54.3)	39.8
Cash and cash equivalents	At beginning of period	213.5	263.7	(50.1)
	At end of period	199.1	209.3	(10.2)

The Companies' cash and cash equivalents declined ¥14.4 billion [$122 million] during the first three quarters of 2006, to ¥ 199.1 billion [$1,689 million], compared with a decrease of ¥54.3 billion [$461 million] in the prior year's first three quarters.

(Cash flow by operating activities)

Net cash provided by operating activities decreased ¥25.0 billion [$212 million] compared with the prior year's first three quarters, to ¥64.1 billion [$544 million]. The principal contributors in that cash provided included depreciation and amortization of ¥107.4 billion [$911 million], compared with ¥94.0 billion [$797 million] in the prior year's first three quarters; income before income taxes and minority interests of ¥90.6 billion [$768 million], compared with ¥197.5 billion [$1,675 million] in the prior year's first three quarters; and a decrease in notes and accounts receivable of ¥23.1 billion [$196 million], compared with a decrease of ¥5.3 billion [$45 million] in the prior year's first three quarters. Those contributors offset an increase of ¥89.1 billion [$756 million] in inventories, compared with an increase of ¥74.9 billion [$635 million] in the prior year's first three quarters; and ¥53.3 billion [$452 million] in income taxes paid, compared with ¥65.9 billion [$559 million] in the prior year's first three quarters.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥35.2 billion [$299 million] compared with the prior year's first three quarters, to ¥190.7 billion [$1,617 million]. Expenditures included payments of ¥182.2 billion [$1,545 million] for purchase of property, plant and equipment, compared with payments of ¥147.3 billion [$1,249 million] in the prior year's first three quarters.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥99.6 billion [$845 million] compared with the prior year's first three quarters, to ¥107.4 billion [$911 million]. Cash dividends paid were ¥20.2 billion [$171 million], compared with ¥16.7 billion [$142 million] in the prior year's first three quarters. However, that expenditure was offset by a net increase in borrowings and bonds of ¥133.1 billion [$1,129 million], compared with ¥66.6 billion [$565 million] in the prior year's first three quarters.

II. Projections

Below is a summary of management's projections for consolidated sales and earnings for the full year. There are no changes in consolidated projections made on August 9, 2006.

[Consolidated]

	FY06 Projections	*FY05 Results	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	2,950.0	2,691.3	258.6	10
Operating income	165.0	213.8	(48.9)	(23)
Ordinary income	128.0	198.1	(70.1)	(35)
Net income	62.0	180.7	(118.8)	(66)

*Note: Fiscal 2005 results included: an extraordinary gain of ¥82.8 billion [$702 million] arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; an extraordinary loss of ¥36.3 billion [$308 million] due mainly to a payment made in connection with a settlement agreement between Ford Motor Company and Bridgestone Firestone North American Tire, LLC; and tax gains of ¥40.9 billion [$347 million] in line with the recognition of deferred tax assets through reversal of a valuation allowance.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2005 3Q (As of 30 September 2005)		FY2006 3Q (As of 30 September 2006)		FY2005 (As of 31 December 2005)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Assets							
Current Assets:							
Cash and deposits	194,418		178,787		199,008		(20,221)
Notes and accounts receivable	469,509		517,484		531,174		(13,690)
Inventories	470,830		563,736		464,972		98,764
Other	132,874		169,405		120,478		48,927
Total Current Assets	1,267,633	49.1	1,429,413	49.6	1,315,633	48.5	113,780
Fixed Assets:							
Tangible assets	808,520		941,296		868,376		72,920
Other	505,379		511,513		525,951		(14,438)
Total Fixed Assets	1,313,900	50.9	1,452,809	50.4	1,394,328	51.5	58,481
Total	2,581,533	100.0	2,882,223	100.0	2,709,962	100.0	172,261
Liabilities							
Current Liabilities:							
Notes and accounts payable	316,924		338,338		363,354		(25,016)
Short-term borrowings and current portion of bonds	224,944		346,816		228,399		118,417
Accrued expenses	182,511		208,553		177,965		30,588
Other	72,666		68,410		86,053		(17,643)
Total Current Liabilities	797,047	30.9	962,119	33.4	855,773	31.6	106,346
Long-term Liabilities:							
Bonds	141,962		128,878		147,001		(18,123)
Long-term borrowings	194,768		245,715		204,340		41,375
Accrued pension and liability for retirement benefits	200,121		189,756		194,619		(4,863)
Other	115,920		136,236		144,698		(8,462)
Total Long-term Liabilities	652,773	25.3	700,586	24.3	690,659	25.5	9,927
Total Liabilities	1,449,821	56.2	1,662,705	57.7	1,546,433	57.1	116,272

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2005 3Q (As of 30 September 2005)		FY2006 3Q (As of 30 September 2006)		FY2005 (As of 31 December 2005)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Minority Interests							
Minority Interests	33,279	1.3	–	–	34,932	1.3	(34,932)
Shareholders' Equity							
Common stock	126,354	4.9	–	–	126,354	4.7	(126,354)
Capital surplus	122,078	4.7	–	–	122,078	4.5	(122,078)
Retained earnings	918,372	35.6	–	–	935,823	34.5	(935,823)
Net unrealized gain on available-for-sale securities	143,054	5.5	–	–	144,186	5.3	(144,186)
Foreign currency translation adjustments	(121,667)	(4.7)	–	–	(102,038)	(3.8)	102,038
Treasury stock-at cost	(89,759)	(3.5)	–	–	(97,808)	(3.6)	97,808
Total Shareholders' Equity	1,098,432	42.5	–	–	1,128,596	41.6	(1,128,596)
Total	2,581,533	100.0	–	–	2,709,962	100.0	(2,709,962)
Net Assets							
Shareholders' equity:							
Common stock	–		126,354		–		126,354
Capital surplus	–		122,078		–		122,078
Retained earnings	–		935,790		–		935,790
Treasury stock-at cost	–		(62,839)		–		(62,839)
Total Shareholders' equity	–	–	1,121,383	38.9	–	–	1,121,383
Net unrealized gains(losses) and translation adjustments:							
Net unrealized gains on available-for-sale securities	–		146,365		–		146,365
Deferred losses on derivative instruments	–		(42)		–		(42)
Foreign currency translation adjustments	–		(87,970)		–		(87,970)
Total Net unrealized gains(losses) and translation adjustments	–	–	58,352	2.0	–	–	58,352
Minority Interests:	–	–	39,780	1.4	–	–	39,780
Total Net Assets	–	–	1,219,517	42.3	–	–	1,219,517
Total	–	–	2,882,223	100.0	–	–	2,882,223

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2005 3Q (Nine months ended 30 September 2005)		FY2006 3Q (Nine months ended 30 September 2006)		Increase (decrease)		FY2005 (Year ended 31 December 2005)	
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net Sales	1,920,838	100.0	2,163,007	100.0	242,169	–	2,691,375	100.0
Cost of Sales	1,249,502	65.0	1,454,997	67.3	205,495	2.3	1,751,940	65.1
Gross profit	671,335	35.0	708,009	32.7	36,674	(2.3)	939,435	34.9
Selling, General and Administrative Expenses	517,852	27.0	584,215	27.0	66,363	–	725,584	27.0
Operating income	153,483	8.0	123,794	5.7	(29,689)	(2.3)	213,850	7.9
Non-operating Income :	17,444	0.9	14,785	0.7	(2,659)	(0.2)	22,700	0.9
Interest income and dividend income	4,197		5,500				6,029	
Other	13,247		9,285				16,671	
Non-operating Expenses :	26,149	1.4	35,860	1.7	9,711	0.3	38,447	1.4
Interest expense	10,734		16,841				15,226	
Foreign currency exchange loss	3,220		4,548				2,588	
Other	12,194		14,470				20,632	
Ordinary income	144,778	7.5	102,720	4.7	(42,058)	(2.8)	198,103	7.4
Extraordinary Income :	81,757	4.3	5,848	0.3	(75,909)	(4.0)	82,890	3.1
Gains on sales of tangible assets	3,185		4,135				4,318	
Gains on sales of investments in securities	–		1,712				–	
Gains on return of substitutional portion of the governmental pension program	78,572		–				78,572	
Extraordinary Loss :	28,990	1.5	17,899	0.8	(11,091)	(0.7)	36,399	1.4
Impairment losses on assets	3,019		–				4,009	
Plant restructuring costs in the Americas	–		17,899				–	
Loss related to voluntary tire replacement	25,970		–				26,503	
Loss on provision for environmental remediation	–		–				5,886	
Income before income taxes and minority interests	197,545	10.3	90,669	4.2	(106,876)	(6.1)	244,594	9.1
Income taxes	35,493	1.9	37,833	1.8	2,340	(0.1)	60,259	2.3
Minority Interests	2,689	0.1	2,775	0.1	86	–	3,539	0.1
Net Income	159,362	8.3	50,059	2.3	(109,303)	(6.0)	180,796	6.7

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows (Unaudited)

	FY2005 3Q (Nine months ended 30 September 2005)	FY2006 3Q (Nine months ended 30 September 2006)	Increase (decrease)	FY2005 (Year ended 31 December 2005)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities :				
Income before income taxes and minority interests	197,545	90,669	(106,876)	244,594
Depreciation and amortization	94,022	107,428	13,406	127,608
Plant restructuring costs in the Americas	—	17,899	17,899	—
(Increase) decrease in notes and accounts receivable	5,392	23,137	17,745	(47,234)
Increase in inventories	(74,982)	(89,170)	(14,188)	(57,481)
Increase (decrease) in notes and accounts payable	29,235	(18,957)	(48,192)	47,942
Income taxes paid	(65,976)	(53,300)	12,676	(68,577)
Other	(95,966)	(13,521)	82,445	(97,869)
Net Cash Provided by Operating Activities	89,269	64,184	(25,085)	148,982
Cash Flows from Investing Activities :				
Payments for purchase of tangible assets	(147,365)	(182,279)	(34,914)	(196,494)
Other	(8,173)	(8,475)	(302)	(20,421)
Net Cash Used in Investing Activities	(155,539)	(190,755)	(35,216)	(216,915)
Cash Flows from Financing Activities :				
Net increase in borrowings and bonds	66,656	133,137	66,481	78,604
Cash dividends paid	(16,745)	(20,273)	(3,528)	(16,772)
Other	(42,062)	(5,385)	36,677	(51,576)
Net Cash Provided by Financing Activities	7,848	107,478	99,630	10,255
Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,077	4,618	541	7,531
Net decrease in Cash and Cash Equivalents	(54,343)	(14,474)	39,869	(50,145)
Cash and Cash Equivalents at Beginning of Period	263,726	213,581	(50,145)	263,726
Cash and Cash Equivalents at End of Period	209,383	199,106	(10,277)	213,581

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information (Unaudited)

1. Business Segment Information

FY2005 3rd Quarter (Nine months ended 30 September 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,526,651	394,186	1,920,838	–	1,920,838
(2)Intersegment sales and transfers	2,231	19,740	21,971	(21,971)	–
Total	1,528,882	413,927	1,942,809	(21,971)	1,920,838
Operating expenses	1,410,996	378,497	1,789,494	(22,139)	1,767,355
Operating income	117,886	35,429	153,315	167	153,483

FY2006 3rd Quarter (Nine months ended 30 September 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,720,998	442,008	2,163,007	–	2,163,007
(2)Intersegment sales and transfers	2,002	20,222	22,224	(22,224)	–
Total	1,723,000	462,231	2,185,232	(22,224)	2,163,007
Operating expenses	1,637,183	424,320	2,061,504	(22,292)	2,039,212
Operating income	85,816	37,910	123,727	67	123,794

FY2005 (Year ended 31 December 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,152,949	538,426	2,691,375	–	2,691,375
(2)Intersegment sales and transfers	3,838	26,341	30,179	(30,179)	–
Total	2,156,787	564,767	2,721,555	(30,179)	2,691,375
Operating expenses	1,988,875	518,890	2,507,766	(30,241)	2,477,525
Operating income	167,911	45,876	213,788	61	213,850

2. Geographical Segment Information

FY2005 3rd Quarter (Nine months ended 30 September 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	590,089	833,842	267,731	229,174	1,920,838	—	1,920,838
(2)Intersegment sales and transfers	224,457	4,740	2,898	125,648	357,745	(357,745)	—
Total	814,546	838,583	270,630	354,823	2,278,583	(357,745)	1,920,838
Operating expenses	731,770	797,566	256,149	338,476	2,123,962	(356,607)	1,767,355
Operating income	82,776	41,016	14,480	16,346	154,620	(1,137)	153,483

FY2006 3rd Quarter (Nine months ended 30 September 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	615,631	982,228	301,038	264,108	2,163,007	—	2,163,007
(2)Intersegment sales and transfers	264,462	7,140	3,516	60,315	335,435	(335,435)	—
Total	880,093	989,369	304,555	324,424	2,498,442	(335,435)	2,163,007
Operating expenses	808,809	961,000	293,184	308,078	2,371,072	(331,860)	2,039,212
Operating income	71,283	28,369	11,370	16,346	127,369	(3,574)	123,794

FY2005 (Year ended 31 December 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	858,478	1,151,512	363,131	318,253	2,691,375	—	2,691,375
(2)Intersegment sales and transfers	303,856	6,446	3,819	179,689	493,811	(493,811)	—
Total	1,162,334	1,157,958	366,950	497,942	3,185,187	(493,811)	2,691,375
Operating expenses	1,024,027	1,118,993	347,327	476,852	2,967,200	(489,675)	2,477,525
Operating income	138,307	38,964	19,623	21,090	217,986	(4,136)	213,850